

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Via E-mail

Patrick Pohlen, Esq.
Latham & Watkins LLP
505 Montgomery Street
Suite 2000
San Francisco, CA 94111

> **Re:** **Aimmune Therapeutics, Inc.**
> **Amendment No. 3 to Schedule 14D-9 filed September 29, 2020**
> **File No. 005-88972**
>
> **Amendment No. 3 to Schedule 13E-3 filed September 29, 2020**
> **Filed by Aimmune Therapeutics, Inc.**
> **File No. 005-88972**

Dear Mr. Pohlen:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below.

Schedule 14D-9

Opinions of the Company's Financial Advisors
Opinion of Lazard Frères & Co. LLC
Miscellaneous, page 44

1. We acknowledge the analysis you provided in response to prior comment 6 but are unable to conclude that L'Oréal should not be deemed an affiliate of Aimmune. Refer to the definition of affiliate in Exchange Act Rule 13e-3(a)(1) and the definition of control in Exchange Act Rule 12b-2. We are unable to conclude that Nestle, by virtue of its two representatives on the L'Oréal board of directors and its 23.29% stake in L'Oréal, is not in the possession of the power to cause the direction of L'Oréal management and policies. In addition, we are unable to conclude that the relationship between Lazard and L'Oréal and the compensation received in exchange for Lazard is not material with respect to the Company stockholders' assessment of Lazard's independence and objectivity. Accordingly, please quantify the compensation received by Lazard in the past two years with respect to the investment banking services provided to L'Oréal. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Company Management's Unaudited Prospective Financial Information, page 44

2. We note your response to prior comment 7 and the related disclosure provided in the amendment to the Schedule 14D-9. While we acknowledge the specificity provided in the amendment, we do not see any specificity provided with respect to "estimated operational costs, including sales & marketing, research & development, manufacturing, and general & administrative, and other market and financial conditions and other future events." Please advise. In addition, we reissue prior comment 7 with respect to the Company Management Projections, which also disclose, without any specificity, that the assumptions on which such projections were based "included the risks and probability of success of the Company's product candidates, timing for clinical trial completion and commercial launch, along with estimated operational costs, including sales & marketing, research & development, manufacturing, and general & administrative, and other market and financial conditions and other future events." Please revise to disclose all such variables and assumptions with greater specificity.

* * *

Please direct any questions to me at (202) 551-7951. You may also contact Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions